Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Disclosure of Portfolio Holdings” in the Statement of Additional Information, each dated December 27, 2022, and each included in this Post-Effective Amendment No. 32 to the Registration Statement (Form N-1A, File No. 333-200168) of The RBB Fund Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated March 1, 2022, with respect to the financial statements and financial highlights of Evermore Global Value Fund, (the sole fund constituting the Evermore Funds Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

December 23, 2022